UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 000-56026

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

TODOS MEDICAL LTD.

EXPLANATORY NOTE

Todos Medical Ltd. (the “Company”) intends to conduct meetings with third parties in which its corporate slide presentation (“Company Presentation”) will be presented. The Company Presentation is attached to this Form 6-K as Exhibit 99.1.

Financial Statements and Exhibits.

The following Exhibits are filed as part of this Report.

Exhibit Number	Description

99.1	Company Presentation

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
	Name:	Gerald Commissiong
	Title:	Chief Executive Officer

Date: December 15, 2020

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